

October 28, 2015

Mail Stop 4631

<u>Via E-Mail</u>
Mr. Tony R. Thene
Chief Executive Officer
Carpenter Technology Corp.
P.O. Box 14662
Reading, PA 19610

> **Re:** **Carpenter Technology Corp.**
> **Form 10-K for Fiscal Year Ended June 30, 2015**
> **Filed August 25, 2015**
> **File No. 1-05828**

Dear Mr. Thene:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2015

Critical Accounting Polices, page 35

Pension and Other Postretirement Benefits, page 36

1. Please tell us, and disclose in future filings, whether or not you adopted the recently published RP-2014 mortality tables for your defined benefit pension plans. To the extent you have adopted the latest published mortality assumptions, please quantify and disclose the impact the adoption had on your financial statements. If you have not adopted the RP-2014 mortality table, please disclose that fact and explain to us and in your future filings the basis for your conclusion.

Financial Statements

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page 50

2.   We note you have removed certain revenue recognition criteria from your accounting policy disclosure. Specifically, we note you have removed the portion that stated revenues are recognized when "collectability is reasonably assured and pricing is fixed and determinable." Please tell us why these criteria have been removed from your disclosure and whether or not you have eliminated these criteria in your revenue recognition practices. If not, please disclose these criteria in future filings or otherwise explain to us why such criteria are not applicable to your revenues.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell at (202) 551-3709 if you have questions regarding these comments and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief

Office of Manufacturing and
Construction